As filed with the Securities and Exchange Commission on June 5, 2008

Registration Statement No. 333-150812

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-8/A

(Amendment No. 1)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ELDORADO GOLD CORPORATION

(Exact name of Registrant as specified in its charter)

Canada	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Suite 1188 – 550 Burrard Street

Vancouver, British Columbia

Canada V6C 2B5

(604) 601-6655

(Address and telephone number of Registrant’s principal executive offices)

Dorsey & Whitney LLP

370 17th Street, Suite 4700

Denver, Colorado 80202

(303) 352-1133

(Name, address (including zip code) and telephone number  (including area code) of agent for service in the United States)

Copies to:

Dawn L. Moss Eldorado Gold Corporation 550 Burrard Street Suite 1188, Bentall 5 Vancouver, British Columbia Canada V6C 2B5	Kenneth G. Sam Dorsey & Whitney LLP Republic Plaza Building, Suite 4700 370 Seventeenth Street Denver, CO 80202-5647	Fred R. Pletcher Borden Ladner Gervais LLP 1200 Waterfront Centre 200 Burrard Street P.O. Box 48600 Vancouver, British Columbia Canada V7X 1T2

Approximate date of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☐

Explanatory Note:  The Registrant hereby amends its Registration Statement on Form F-8, as previously filed with the Securities and Exchange Commission on May 9, 2008, to include the Notice of Change in Information, dated June 5, 2008, which the Registrant filed in its home jurisdiction as a supplement to the Offer and Circular, dated as of May 9, 2008, including the Letter of Transmittal and Notice of Guaranteed Delivery, which were previously filed with the original Registration Statement on Form F-8.

The Registrant previously paid a registration fee of $6,117 in relation to its registration of 20,637,136 of its shares of common stock with its filing of the original Registration Statement on Form F-8, as filed with the Securities and Exchange Commission on May 9, 2008.

2

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1. Home Jurisdiction Document.

Offer and Circular dated as of  May 9, 2008, including the Letter of Transmittal and Notice of Guaranteed Delivery.(1)

Notice of Change in Information dated June 5, 2008.

Item 2. Informational Legends.

See pages (i) and (ii) of the Offer and Circular dated as of May 9, 2008. (1)

See page (ii) of the Notice of Change in Information dated June 5, 2008.

Item 3. Incorporation of Certain Information by Reference.

As required by this Item, the Offer and Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of the Registrant at Eldorado Gold Corporation, Suite 1188 – 550 Burrard Street, Vancouver, British Columbia, Canada V6C 2B5, telephone: 604-601-6655 or may be obtained electronically through the SEDAR website at www.sedar.com. (1)

Item 4. List of Documents Filed with the Commission.

See “Registration Statement Filed with the SEC” in the Offer and Circular dated as of May 9, 2008. (1)

(1)  Previously filed with and incorporated by reference to the Registrant’s Registration Statement on Form F-8 (No. 333-150812) as filed with the Securities and Exchange Commission on May 9, 2008.

3

This document is important and requires your immediate attention.  If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.  No securities regulatory authority in Canada or in the United States has expressed an opinion about, or passed upon the merits of the Offer or the adequacy of the information contained in this document and it is an offence to claim otherwise.

June 5, 2008

NOTICE OF CHANGE IN INFORMATION

by

ELDORADO GOLD CORPORATION

to its

OFFER TO PURCHASE
all of the outstanding Common Shares of

FRONTIER PACIFIC MINING CORPORATION

on the basis of 0.1220 Eldorado Common Shares
and Cdn.$0.0001 in cash
for each Common Share of Frontier

Eldorado Gold Corporation (“Eldorado”) has offered (the “Offer”) to purchase all of the issued and outstanding common shares of Frontier Pacific Mining Corporation (“Frontier”), including common shares that may become issued and outstanding prior to the Expiry Time on the exercise of outstanding options or other rights to acquire Common Shares but excluding Common Shares owned by Eldorado or its affiliates (collectively, the “Common Shares”) on the basis of 0.1220 Eldorado Common Shares and Cdn. $0.0001 in cash for each Common Share of Frontier.

This Notice of Change in Information supplements the information contained in the Offer and accompanying circular (the “Original Offer and Circular”) dated May 9, 2008 with information about recent developments pertaining to Frontier.  The terms and conditions of the Offer remain unchanged.

THE OFFER REMAINS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON
JUNE 17, 2008, UNLESS EXTENDED OR WITHDRAWN.

The Dealer Managers for the Offer are:

In Canada	In the United States

Macquirie Capital Markets Canada Ltd.	Macquarie Capital Markets North America Ltd.

Shareholders who have validly deposited and not withdrawn their Common Shares need take no further action to accept the Offer.  Shareholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal (printed on blue paper) that accompanied the Original Offer and Circular or a manually signed facsimile thereof and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Common Shares in accordance with the instructions in the Letter of Transmittal.  Alternatively, Shareholders may follow the procedure for guaranteed delivery set forth under Section 3 of the Offer in the Original Offer and Circular, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery (printed on yellow paper) that accompanied the Original Offer and Circular or a manually executed facsimile thereof.  Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

Questions and requests for assistance may be directed to the Information Agent or the Depositary and additional copies of this document, the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge on request from those persons at their respective offices shown on the last page of this document.  Persons whose Common Shares are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is made for the securities of a Canadian issuer and the Offer is subject to Canadian disclosure requirements.  The Offer is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Notice of Change in Information in accordance with the disclosure requirements in Canada.  Shareholders should be aware that such disclosure requirements are different from those of the United States.

Shareholders should be aware that the disposition of Common Shares pursuant to the Offer may have tax consequences both in the United States and Canada.  See “Canadian Federal Income Tax Considerations” in Section 18 of the Circular in the Original Offer and Circular and “Certain United States Federal Income Tax Considerations” in Section 19 of the Circular in the Original Offer and Circular .

The enforcement of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Eldorado is amalgamated under the laws of Canada, that some or all of its officers and directors may be residents of Canada, that the Dealer Manager named in the Offer or Circular may be a resident of Canada, and that all or a substantial portion of the assets of Eldorado and of said persons may be located outside the United States.  The enforcement by Shareholders of civil liabilities under the United States federal securities laws may also be affected adversely by the fact that Frontier is incorporated under the laws of the Province of British Columbia and that some or all of its officers and directors may be residents of Canada.

INFORMATION CONCERNING FRONTIER

Except as otherwise indicated, the information concerning Frontier contained in this Notice of Change in Information has been taken from, or is based upon, publicly available information and other public sources.  Frontier has not reviewed this Notice of Change in Information and has not confirmed the accuracy and completeness of the information in respect of Frontier contained herein.  Although Eldorado has no knowledge that would indicate that any statements contained herein concerning Frontier taken from or based on such documents and records are untrue or incomplete, neither Eldorado nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information or for any failure of Frontier to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Eldorado.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included herein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws relating to Frontier, Eldorado and their respective operations.  All statements, other than statements of historical fact, are forward-looking statements or information. When used herein, the words

ii

“anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “budget”, “may”, “schedule” and other similar expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things, the possible outcome of litigation in Greece concerning the Perama Hill project.

These statements reflect Eldorado’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies.  Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information contained herein, including, without limitation, risks related to technological and operational nature of Frontier and Eldorado’s respective businesses, changes in local government legislation, taxation or the political or economic environment, the actual results of exploration activities, conclusions of economic evaluations, changes in project parameters to deal with unanticipated economic factors, future prices of silver, gold and base metals, increased competition in the mining industry for properties, equipment, qualified personnel, and their rising costs, unpredictable risks and hazards relating to the operation and development of Frontier’s and Eldorado’s respective mines or properties, the speculative nature of exploration and development, as well as those factors identified under the captions “Outlook for 2008”, “Competition” and “Risk Factors” in Eldorado’s Annual Information Form for the year ended December 31, 2007, a copy of which can be obtained on SEDAR at www.sedar.com.  Although Eldorado has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended.  Eldorado does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements, other than as required by applicable law.  Investors are cautioned against attributing undue certainty to forward-looking statements or information.

iii

NOTICE OF CHANGE IN INFORMATION

June 5, 2008

TO:                        THE HOLDERS OF COMMON SHARES OF FRONTIER PACIFIC MINING CORPORATION

This Notice of Change in Information supplements the Original Offer and Circular dated May 9, 2008, pursuant to which Eldorado is offering to purchase, on the terms and subject to the conditions contained therein, all of the issued and outstanding Common Shares of Frontier, including Common Shares that may become issued and outstanding prior to the Expiry Time on the exercise of outstanding options or other rights to acquire Common Shares but excluding Common Shares owned by Eldorado or its affiliates, on the basis of 0.1220 Eldorado Common Shares and Cdn. $0.00001 in cash for each Common Share of Frontier.

Unless the subject matter or the context is inconsistent therewith, terms used in this Notice of Change in Information and not defined herein that are defined in the Original Offer and Circular have the respective meanings ascribed thereto in the Original Offer and Circular.

The terms and conditions previously set forth in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery continue to be applicable in all respects, as supplemented by this Notice of Change in Information.  This Notice of Change in Information should be read in conjunction with the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

All references to the “Offer and Circular” in the Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Change in Information mean the Original Offer and Circular, as supplemented hereby.

1.                                    Recent Developments

Since the date of Eldorado’s Offer and Circular there has come to light important information relating to Frontier and the Perama Hill project, and Eldorado has commenced construction of the Efemçukuru mine in Turkey.  These developments are summarized below.

Litigation in Greece

In the course of Eldorado’s continuing due diligence review of Frontier, it has discovered that there are currently two active petitions for annulment (the “Petitions”) concerning the Perama Hill project.  Eldorado understands that the Petitions were commenced in 2000, prior to Frontier’s involvement with the Perama Hill project.  Eldorado further understands that, if successful, the Petitions could set the process for obtaining the required governmental permits for the Perama Hill project back to where it stood when the litigation was commenced in 2000.

Eldorado has been advised that the Petitions were commenced in the Counseil d’Etat (“CdE”), the Supreme Administrative Court of Greece, by the municipalities of Maronia and Sappes, which are in the vicinity of the Perama Hill project, as well as by a number of local residents opposing the project and a few local non-governmental organizations opposing the project.  The defendant in both cases is the Greek Ministry of Public Works, Town-Planning and Environment (the “Ministry”).  The Petitions challenge and appeal the legal, constitutional and technical validity of the Pre-Approval Act (the “Pre-Approval Act”) issued by the Ministry in respect of the Perama Hill project.  This Pre-Approval Act established the framework under which the environmental impact study for the Perama Hill project was prepared and filed.

Thracean Gold Mining S.A., a wholly-owned subsidiary of Frontier through which Frontier holds its interest in Perama Hill, has intervened in both cases to support the Ministry’s position that the Pre-Approval Act be upheld.

After numerous postponements, the Petitions were heard by a seven judge panel of the CdE in early June 2007.  On April 17, 2008, in response to inquiries by opposition members of the Greek Parliament, Deputy Minister Stavros Kalafatis of the Ministry of Development stated that a resolution of the Petitions is one of a number of pending procedures that must be completed before a Joint Ministerial Decision (“JMD”) approving the Environmental Terms of Reference (“ETR”) for Perama Hill will be issued by the Joint Ministerial Council (“JMC”).  The JMC is comprised of the Ministries of Environment, Agriculture, Culture, Development and Health.

Eldorado has been advised that there are three possible outcomes to the litigation:

(1)          the Petitions may be accepted, in which event the permitting process for the Perama Hill project could be set back to where it stood in 2000.  This would require, among other regulatory work, the issuance of a preliminary environmental assessment and evaluation opinion for Perama Hill by the Ministry and the filing of a new environmental impact study on Perama Hill;

(2)          the seven judge panel may decline to issue judgements and refer the Petitions to the plenary session of the CdE sitting en banc.  Eldorado has been advised that, in such an event, the Petitions would be expected to take an additional one to three years to be decided; or

(3)          the Petitions may be rejected, in which event the Pre-Approval Act will remain valid and the permitting process will move on to consideration and potential issuance of a JMD accepting the ETR.  Rejection of these Petitions and issuance of a JMD, however, will not foreclose the possibility of a lengthy court challenge of such JMD.

Eldorado will continue its ongoing due diligence review and monitoring of Frontier, particularly with respect to the Petitions concerning Perama Hill and its permitting.

Eldorado has consistently maintained that significant permitting and regulatory work remains to bring Perama Hill into production.  Eldorado believes its recent experience in permitting and regulatory matters, responding to court challenges and fostering broad community support in relation to its operating Kisladag mine and its construction-stage Efemçukuru mine, both in Turkey, will be invaluable in successfully negotiating the Greek permitting and regulatory regime for Perama Hill.

Frontier Directors’ Circular

On May 26, 2008, the Board of Directors of Frontier issued their circular (the “Directors’ Circular”) recommending that Shareholders reject the Offer.  After an in-depth review of the Directors’ Circular, Eldorado has concluded that no new information has been offered that would change Eldorado’s view that the Offer is full and fair.

Eldorado Commences Construction of Efemçukuru Mine

On June 2, 2008, Eldorado announced that it has received notice that the Fourth Administrative Court in Izmir has ruled in favour of the Environmental Positive Opinion issued by the Ministry of Environment and Forestry for the Efemçukuru project.  Eldorado is now in receipt of all permits and approvals necessary to construct its Efemçukuru mine in Turkey.

Construction activities at Efemçukuru are now underway, with site preparation work initially focussed on providing upgraded access to the site and necessary site cleaning.

2.                                    Time for Acceptance

The Offer is still open for acceptance until 5:00 p.m. (Toronto time) on June 17, 2008, unless extended or withdrawn.  See “Time for Acceptance” in Section 2 of the Offer in the Original Offer and Circular.

3.            Manner of Acceptance

Common Shares may be deposited under the Offer in accordance with the provisions of Section 3 of the Offer in the Original Offer and Circular, “Manner of Acceptance”.

4.                                   Take Up and Payment for Deposited Common Shares

Upon the terms and subject to the conditions of the Offer, Eldorado will take up and pay for Common Shares validly deposited to the Offer and not withdrawn as set out in Section 6 of the Offer in the Original Offer and Circular, “Payment for Deposited Common Shares”.

5.           Withdrawal of Deposited Common Shares

Shareholders have a right to withdraw Common Shares deposited under the Offer in the circumstances and in the manner set out in Section 8 of the Offer in the Original Offer and Circular, “Withdrawal of Deposited Common Shares”.

6.           Consequential Amendments to the Original Offer and Circular and Other Documents

The Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are amended to the extent necessary to reflect the information contained in this Notice of Change in Information.

7.            Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or rights to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to Shareholders.  However, such rights must be exercised within prescribed time limits.  Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

8.            Directors’ Approval

The contents of this Notice of Change in Information have been approved, and the sending thereof to the securityholders of Frontier has been authorized, by the Board of Directors of Eldorado.

APPROVAL AND CERTIFICATE OF ELDORADO

The contents of this Notice of Change in Information have been approved, and the sending, communication or delivery thereof to the securityholders of Frontier has been authorized, by the Board of Directors of Eldorado.

The foregoing, together with the Offer and Circular dated May 9, 2008, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.  In addition, the foregoing, together with the Offer and Circular dated May 9, 2008, does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

DATED:  June 5, 2008

(signed) PAUL N. WRIGHT	(signed) EARL W. PRICE
President and Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) HUGH C. MORRIS	(signed) K. ROSS CORY
Director	Director

The Information Agent and Depositary for the Offer is:

By Mail	By Registered, by Hand or by Courier

The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950, Toronto, Ontario M5X 1E7

North American Toll Free Phone:

1-866-581-1513

The Dealer Managers for the Offer are:

In Canada:

Macquarie Capital Markets Canada Ltd.

Brookfield Place, 181 Bay Street

Suite 3100 — PO Box 830

Toronto, Ontario  M5J 2T3

Telephone: 1-416-848-3500

In the United States:

Macquarie Capital Markets North America Ltd.

Brookfield Place, 181 Bay Street

Suite 3100 - P.O. Box 830

Toronto, Ontario  M5J 2T3

Telephone: 1-416-848-3660

Any questions and requests for assistance may be directed by holders of Common Shares to the Information Agent at its telephone numbers and address set out above.

The Depositary and Information Agent for the Offer is:

By Mail	By Registered, by Hand or by Courier

The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950, Toronto, Ontario M5X 1E7

North American Toll Free Phone:

1-866-581-1513

E-mail: contactus@kingsdaleshareholder.com Facsimile: 416-867-2271 Toll Free Facsimile: 1-866-545-5580 Outside North America, Banks and Brokers Call Collect: 416-867-2272

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

INDEMNIFICATION

Under the Canada Business Corporations Act, the Registrant may indemnify a director or officer of the Registrant, a former director or officer of the Registrant or another individual who acts or acted at the Registrant’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Registrant or other entity and provided that the director, officer or other individual acted honestly and in good faith with a view to the best interest of the Registrant, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Registrant’s request and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Such indemnification may be made in connection with a derivative action only with court approval. A director, officer or other individual referred to above is entitled to indemnification from the Registrant as a matter of right if he was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and fulfilled the conditions set forth above.

In accordance with the Canada Business Corporations Act, the Registrant has entered indemnification agreements under which it has agreed to indemnify its directors and certain officers in the manner outlined above.

A policy of directors’ and officers’ liability insurance is maintained by the Registrant which insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in their capacity as directors and officers and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the Registrant’s By-Laws and the Canada Business Corporations Act.

Insofar as indemnification for liabilities under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy in the United States as expressed in the Securities Act and is therefore unenforceable.

EXHIBITS

The exhibits specified below are filed as exhibits to this registration statement:

Exhibit No.	Description

2.1*

Lock-Up Agreement dated April 20, 2008, between the Registrant and Dundee Precious Metals Inc., filed with the Commission as Exhibit 2.1 to the Registrant’s Registration Statement on Form F-8 on May 9, 2008

3.1*	Annual Information Form of the Registrant for the year ended December 31, 2007, filed with the Commission as Exhibit 1 to the Registrant’s Annual Report on Form 40-F on March 31, 2008

3.2*

Management Information Circular of the Registrant dated March 27, 2008, prepared in connection with the annual meeting of shareholders of the Registrant to be held on May 1, 2008, furnished to the Commission under cover of Form 6-K on April 4, 2008

3.3*

Audited Consolidated Financial Statements of the Registrant and the notes thereto as at December 31, 2007 and 2006 and for each of the years ended December 31, 2007, 2006 and 2005 together with the report of the auditors thereon, filed with the Commission as Exhibit 2 to the Registrant’s Annual Report on Form 40-F on March 31, 2008

3.4*

Management’s Discussion and Analysis of Financial Condition and Results of Operation dated March 25, 2008, filed with the Commission as Exhibit 3 to the Registrant’s Annual Report on Form 40-F on March 31, 2008

3.5*

Press Release dated January 14, 2008, announcing an update on Eldorado’s 2007 operating results with anticipated 2008 production, furnished to the Commission under cover of Form 6-K on January 14, 2008

3.6*

Press Release dated February 22, 2008, announcing the Company’s mineral resource and mineral reserve estimates as at December 31, 2007, furnished to the Commission under cover of Form 6-K on February 22, 2008

3.7*	Press Release dated March 6, 2008, relating to the re-opening of the Kisladag Mine in Western Turkey, furnished to the Commission under cover of Form 6-K on March 6, 2008

3.8*

Press Release dated March 17, 2008, announcing that the Registrant has signed a non binding memorandum of understanding with BHP Billiton regarding future sale of iron ore from the Vila Nova Iron Ore Project in Amapa State, Brazil, furnished to the Commission under cover of Form 6-K on March 17, 2008

3.9*	Press Release dated March 27, 2008, announcing the financial results for the year ended December 31, 2007 furnished to the Commission under cover of Form 6-K on March 27, 2008

3.10*	Press Release dated April 3, 2008, providing Eldorado’s update on its first quarter 2008 operating results, furnished to the Commission under cover of Form 6-K on April 3, 2008

3.11*

Press Release dated April 28, 2008, relating to the decision of the Registrant to make a tender offer for Frontier Pacific Mining Corporation, furnished to the Commission under cover of Form 6-K on April 28, 2008

3.12*	Press Release dated May 1, 2008, announcing Eldorado’s first quarter 2008 financial and operating results, furnished to the Commission under cover of Form 6-K on May 2, 2008

3.13*

Unaudited Interim Consolidated Financial Statements and the notes thereto as at March 31, 2008 and for the three months ended March 31, 2008 and 2007, furnished to the Commission under cover of Form 6-K on May 2, 2008

3.14*	Management’s Discussion and Analysis of Financial Condition and Results of Operation for the three months ended March 31, 2008, furnished to the Commission under cover of Form 6-K on May 2, 2008

3.15*	Report of Voting Results for the annual meeting of shareholders of Eldorado held on May 1, 2008, funrished to the Commission under cover of Form 6-K on May 2, 2008

3.16*

Terms of Reference for the board of directors, audit committee, compensation committee and corporate governance and nominating committee, funrished to the Commission under cover of Form 6-K on May 9, 2008

3.17*	By-law No. 1 for Eldorado, funrished to the Commission under cover of Form 6-K on May 9, 2008

3.18*

Press Release dated May 9, 2008, relating to Eldorado mailing its offer to acquire all of the outstanding shares of Frontier Pacific Mining Corporation, funrished to the Commission under cover of Form 6-K on May 9, 2008

3.19*	Press Release dated June 2, 2008, relating to the commencement of construction of its Efencukuru mine in Turkey, funrished to the Commission under cover of Form 6-K on June 2, 2008

4.1*	Consent of PricewaterhouseCoopers LLP, filed with the Commission as Exhibit 4.1 to the Registrant’s Registration Statement on Form F-8 on May 9, 2008

4.2*	Consent of Gary Giroux, Micon International Limited, filed with the Commission as Exhibit 4.2 to the Registrant’s Registration Statement on Form F-8 on May 9, 2008

4.3*	Consent of Michael Kociumbas, Watts Griffis and McOaut Limited, filed with the Commission as Exhibit 4.3 to the Registrant’s Registration Statement on Form F-8 on May 9, 2008

4.4*	Consent of John Edward Hearne, RSG Global Pty Ltd., filed with the Commission as Exhibit 4.4 to the Registrant’s Registration Statement on Form F-8 on May 9, 2008

4.5*

Consents of Andy Nichols, Andre de Ruijter and Richard Alexander, Wardrop Engineering, Inc., filed with the Commission as Exhibit 4.5 to the Registrant’s Registration Statement on Form F-8 on May 9, 2008

4.6*	Consent of Roberto Costa, Roberto Costa Engenharia Ltd., filed with the Commission as Exhibit 4.6 to the Registrant’s Registration Statement on Form F-8 on May 9, 2008

4.7*	Consent of Mr. Norman Pitcher, P. Geo and COO of the Registrant, filed with the Commission as Exhibit 4.7 to the Registrant’s Registration Statement on Form F-8 on May 9, 2008

4.8*	Consent of Mr. Stephen Juras, P. Geo and Manager, Geology of the Registrant, filed with the Commission as Exhibit 4.8 to the Registrant’s Registration Statement on Form F-8 on May 9, 2008

5.1*	Power of Attorney of certain officers and directors of the Registrant, filed with the Commission as part of the signature page to the Registrant’s Registration Statement on Form F-8 on May 9, 2008

* Previously filed with the Securities and Exchange Commission

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertakings.

(a)          Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-8 or to transactions in said securities.

(b)         Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form.

Item 2. Consent to Service of Process

(a)          Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)         Not applicable.

(c)          Any change to the name or address of the agent for service of the registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver , Province of British Columbia, Canada on June 5, 2008.

Eldorado Gold Corporation
(Registrant)

By:	/s/ Paul N. Wright
Paul N. Wright
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on June 5, 2008.

Signature	Title	Date

/s/ Paul N. Wright	President, Chief Executive Officer and Director	June 5, 2008
Paul N. Wright

/s/ Earl W. Price	Chief Financial Officer	June 5, 2008
Earl W. Price

/s/ Hugh C. Morris*	Director	June 5, 2008
Hugh C. Morris

/s/ Wayne D. Lenton*	Director	June 5, 2008
Wayne D. Lenton

/s/ John S. Auston*	Director	June 5, 2008
John S. Auston

/s/ K. Ross Cory*	Director	June 5, 2008
K. Ross Cory

/s/ Robert R. Gilmore*	Director	June 5, 2008
Robert R. Gilmore

/s/ Donald Shumka*	Director	June 5, 2008
Donald Shumka

/s/ Geoffrey Handley*	Director	June 5, 2008
Geoffrey Handley

* - Signed by Paul N. Wright as attorney-in-fact for the named person, pursuant to the Power of Attorney filed with the Securities and Exchange Commission as part of the signature page of the Registrant’s Registration Statement on Form F-8, as filed on May 9, 2008.

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

/s/ Robert R. Gilmore	Authorized Representative in United States	June 5, 2008
Robert R. Gilmore